Exhibit 99.2

SECOND AMENDMENT TO FIRST AMENDED AND RESTATED OPERATING

AGREEMENT OF SEADRILL PARTNERS LLC

THIS SECOND AMENDMENT, dated May 22, 2019 (this “Amendment”), to the First Amended and Restated Operating Agreement of Seadrill Partners LLC, a Marshall Islands limited liability company (the “Company”), dated as of October 24, 2012 (as amended, the “LLC Agreement”), is executed by a duly authorized person of the Company.

WHEREAS, the LLC Agreement provides that the Board of Directors of the Company, without the approval of any Non-Seadrill Member or the Seadrill Member, may amend any provision of the LLC Agreement if it is a change that the Board of Directors determines does not adversely affect the Non-Seadrill Members (including any particular class of Membership Interests as compared to other classes of Membership Interests) in any material respect; and

WHEREAS, on the date hereof, the Board of Directors determined that the foregoing amendment, which (i) eliminates the requirement within the LLC Agreement that Membership Interests be represented by certificates, (ii) permits Certificates to be signed by the Company via facsimile, and (iii) conforms the rounding of Units upon any distribution, subdivision or combination to the practices of The Depositary Trust Company or its nominee, does not adversely affect the Non-Seadrill Members (including any particular class of Membership Interests as compared to other classes of Membership Interests) in any material respect.

NOW, THEREFORE, it is agreed as follows:

1.	Amendment to the LLC Agreement.

1.1    Section 4.1 of the LLC Agreement is hereby deleted in its entirety and replaced by the following:

Section 4.1 Certificates. The Board of Directors may elect in respect of some or all of any or all classes of Membership Interests to have all or some of such class of Membership Interests evidenced by Certificates; provided that the Company shall issue, upon the request of a Record Holder, one or more Certificates in the name of such Record Holder evidencing the Membership Interests and, if applicable, number of such Units owned by such Record Holder. Certificates that may be issued shall be executed on behalf of the Company by the Chairman of the Board of Directors, President, Chief Executive Officer or any Executive Vice President or Vice President and the Chief Financial Officer or the Secretary or any Assistant Secretary of the Company. If a Transfer Agent has been appointed for a class of Membership Interests, no Certificate for such class of Membership Interests shall be valid for any purpose until it has been countersigned by the Transfer Agent; provided, however, that if the Board of Directors elects to cause the Company to issue Membership Interests of such class in global form, the Certificate shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Membership Interests have been duly registered in accordance with the directions of the Company.

1.2    Section 4.5(b) of the LLC Agreement is hereby deleted in its entirety and replaced by the following:

(b) The Company shall not recognize transfers of Non-Seadrill Member Interests evidenced by Certificates until the Certificates evidencing such Non-Seadrill Member Interests are surrendered for registration of transfer. No charge shall be imposed by the Company for such transfer; provided, however, that as a condition to the issuance of any new Certificate under this Section 4.5, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto.

1.3    Section 5.8(c) of the LLC Agreement is hereby deleted in its entirety and replaced by the following:

(c) Promptly following any such distribution, subdivision or combination, the Company may issue Certificates to the Record Holders of Membership Interests as of the applicable Record Date representing the new number of Membership Interests held by such Record Holders, or the Board of Directors may adopt such other procedures that it determines to be necessary or appropriate to reflect such changes. If any such combination results in a smaller total number of Membership Interests Outstanding, the Company shall require, as a condition to the delivery to a Record Holder of a new Certificate, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

1.4    Section 5.8(d) of the LLC Agreement is hereby deleted in its entirety and replaced by the following:

(d) The Company shall not issue fractional Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of this Section 5.8(d), each fractional Unit shall be rounded to the nearest whole Unit (and a 0.5 Unit shall be rounded to the next higher Unit). If Units are held by or through The Depositary Trust Company or its nominee, then the rounding of such Units upon any distribution, subdivision or combination may be effected pursuant to the rules, regulations and practices of The Depositary Trust Company or its nominee, and may be rounded at any beneficiary level as is permitted by the rules, regulations and practices of The Depositary Trust Company or its nominee.

1.5    Section 5.10(c) of the LLC Agreement is hereby deleted in its entirety and replaced by the following:

(c) The holder or holders of the Incentive Distribution Rights will be entitled to receive the Aggregate Quantity of IDR Reset Common Units on the fifteenth Business Day after receipt by the Company of the Reset Notice.

1.6    Section 10.2(b) of the LLC Agreement is hereby deleted in its entirety and replaced by the following:

(b) The name and mailing address of each Member shall be listed on the books and records of the Company maintained for such purpose by the Company or the Transfer Agent. The Company shall update its books and records from time to time as necessary to reflect accurately the information therein (or shall cause the Transfer Agent to do so, as applicable).

1.7    A new Section 15.1(d) is hereby inserted as follows:

(d) To the extent that the Seadrill Member Interests or Non-Seadrill Member Interests are not represented by Certificates, references to surrendering Certificates in this Article XV shall instead be deemed to refer to transfer documentation relating to the uncertificated Seadrill Member Interests or Non-Seadrill Member Interests, as applicable.

1.8    Section 16.11 of the LLC Agreement is hereby deleted in its entirety and replaced by the following:

Section 16.11 Facsimile Signatures. The use of facsimile signatures affixed in the name and on behalf of the transfer agent and registrar of the Company and on behalf of the Company on Certificates representing Units is expressly permitted by this Agreement.

2.	Miscellaneous.

2.1    Capitalized terms used but not defined herein shall have the meanings ascribed to them in the LLC Agreement.

2.2    All other provisions of the LLC Agreement are hereby ratified and confirmed in all respects.

2.3    This Amendment shall be construed in accordance with and governed by the laws of the Republic of the Marshall Islands, without regard to the principles of conflicts of law.

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IN WITNESS WHEREOF, the undersigned has executed this Amendment effective as of the date first written above.

SEADRILL PARTNERS LLC

By:	/s/ John T. Roche
Name:	John T. Roche
Title:	Chief Financial Officer